Exhibit 99.1

Wheaton Precious Metals Meets 2021 Production Guidance and Forecasts 20% Long-Term Growth

TSX | NYSE | LSE: WPM

VANCOUVER, BC, Feb. 7, 2022 /CNW/ - "The importance of having a diversified, high-quality portfolio of low-cost assets was especially apparent in 2021. Strong performances from Peñasquito, Antamina and Constancia more than offset challenges at some of our other mines and resulted in Wheaton's production meeting our guidance range yet again," said Randy Smallwood, Wheaton's President and Chief Executive Officer. ", Wheaton further diversified its asset base in 2021 by adding five additional streams on development assets, which will contribute to our steady organic growth over the next five years. Given the strong tenure of our reserve and resource base, we are also pleased to present ten-year production guidance showing continued strength in our portfolio."

Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") will provide full production and financial details with the release of its 2021 fourth quarter and full year results on Thursday, March 10, 2022.

2021 Attributable Production and Sales

Metal	2021 Forecast Production	2021 Actual Production[1]	2021 Actual Sales
Gold Ounces	330,000 to 345,000	342,546	312,465
Silver Ounces ('000s)	25,500 to 26,500	25,801	22,860
Other Metals (GEOs2)	45,000 to 55,000	49,324	33,457
Palladium Ounces		20,908	19,344
Cobalt pounds ('000s)		2,293	886
Gold Equivalent Ounces[2] based on: $1,800 / oz gold, $25 / oz silver, $2,300 / oz palladium and $17.75 / lb cobalt	735,000 to 765,000	750,220	663,415

In 2021, gold equivalent production exceeded the midpoint of guidance primarily as a result of stronger than expected production from Peñasquito, Antamina, Constancia and Voisey's Bay, partially offset by weaker production from Salobo and Sudbury. Attributable production exceeded Wheaton's forecast at: 1) Peñasquito due to higher recoveries as the result of the implementation by Newmont Corporation of the Full Potential program; 2) Antamina due to higher grades; 3) Constancia due to higher grades as the result of the successful commencement of mining at the Pampacancha deposit; and 4) Voisey's Bay due to higher production as a result of Wheaton being entitled to any cobalt processed at the Long Harbour Processing Plant as of January 1, 2021, resulting in reported production in the first quarter of 2021 including some material produced at the Voisey's Bay Mine in the previous year. Attributable production was below Wheaton's forecast at: 1) Salobo due to lower throughput and grades as the result of changes in maintenance routines which restricted mine movement in the first half of 2021 coupled with the effect on production of the conveyor belt fire during October 2021; and 2) Sudbury due to lower throughput and grades as the result of operations at the mine being suspended following a labour dispute from June 1, 2021 to August 9, 2021, and the suspension of mining at the Totten mine resulting from a shaft incident.

2022 and Long-Term Production Outlook

Metal	2022 Forecast[1]	5-year Annual Average (2022-2026)[3]	10-year Annual Average (2022-2031)[3]
Gold Ounces	350,000 to 380,000
Silver Ounces ('000s)	23,000 to 25,000
Other Metals (Palladium & Cobalt) (GEOs4)	44,000 to 48,000
Gold Equivalent Ounces[4] based on: $1,800 / oz gold, $24 / oz silver, $2,100 / oz palladium, $1,000 / oz platinum and $33.00 / lb cobalt	700,000 to 760,000	850,000	900,000

In 2022, gold equivalent production is forecast to remain comparatively unchanged relative to 2021 as expected stronger attributable production from Constancia, Salobo, Sudbury and Keno Hill is forecast to be offset by weaker production from Antamina, Voisey's Bay and 777. Attributable production is forecast to increase at: 1) Constancia due to higher grades associated with the mining of the Pampacancha deposit; 2) Salobo due to uninterrupted operations in 2022 as well as the initial start-up of the Salobo III mine expansion in the latter half of 2022; 3) Sudbury due to uninterrupted operations in 2022 as well as the restart of mining operations at the Totten mine; and 4) Keno Hill due to the continued ramp-up of operations. Attributable production is forecast to decrease at: 1) Antamina due to lower mine grades as per the mine plan; 2) Voisey's Bay due to the inclusion in 2021 of cobalt production that the Company was entitled to that was produced within prior periods; and 3) 777 due to the mine reaching its end of life in 2022.

Average forecast production over the next five years is expected to increase primarily due to anticipated continued production growth from Salobo, Stillwater, Constancia, Voisey's Bay and Marmato as well as incremental production ounces from Blackwater, Toroparu, Fenix, Marathon, Rosemont and Santo Domingo towards the latter end of the forecast period. Average forecast production over the next ten years includes additional incremental production from the Kutcho project and the Victor mine in Sudbury. Vale S.A. has indicated the potential for an additional expansion after the completion of the current Salobo III expansion, but Wheaton does not currently include this in its forecast. Lastly, although Barrick Gold Corp. continues to advance a comprehensive review of the Pascua Lama project, Wheaton does not include any production from the project in its estimated average ten-year production guidance.

Fourth Quarter and Full Year 2021 Results

Wheaton will release its 2021 fourth quarter and full year results on Thursday, March 10, 2022, after market close.

A conference call will be held on Friday, March 11, 2022 starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:             1-888 664-6383
Dial from outside Canada or the US:             1-416 764-8677
Pass code:                                                      99785763
Live audio webcast:                                        Webcast Link

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until March 18, 2022 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:             1-888 390-0541
Dial from outside Canada or the US:             1-416-849-0833
Pass code:                                                      785763 #
Archived audio webcast:                                Webcast Link

Wheaton Precious Metals' quarterly reporting for the remainder of 2022 is scheduled to be issued, after market close, on the following dates:

Q1 2022 – Thursday, May 5, 2022
Q2 2022 – Thursday, August 11, 2022
Q3 2022 – Thursday, November 3, 2022

Mr. Wes Carson, P.Eng., Vice President, Mining Operations is a "qualified person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release.

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors leverage to commodity prices and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton creates sustainable value through streaming.

End Notes

_________________________
1	Ounces produced represent the quantity of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and average payable rates are based on information provided by the operators of the mining operations to which the silver, gold, palladium or cobalt interests relate or management estimates in those situations where other information is not available (specifically, final 2021 production information for Zinkgruvan, Neves-Corvo, Los Filos, Yauliyacu and Stratoni is based on management estimates). Certain production figures may be updated in future periods as additional information is received.
2	Gold equivalent ounces for 2021 actual production and sales are calculated by converting silver, palladium and cobalt to a gold equivalent by using the following commodity price assumptions, $1,800 per ounce gold, $25 per ounce silver, $2,300 per ounce palladium and $17.75 per pound cobalt.
3	Five- and ten-year guidance do not include optionality production from Pascua Lama, Navidad, Cotabambas, Metatas, or additional expansions at Salobo outside of the project currently in construction. In addition, five-year guidance also does not include any production from Kutcho or the Victor project at Sudbury.
4	Gold equivalent forecast production for 2022 and the longer-term outlook are based on the following updated commodity price assumptions: $1,800 per ounce gold, $24 per ounce silver, $2,100 per ounce palladium, $1,000 per ounce of platinum and $33.00 per pound cobalt.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's precious metals purchase agreement ("PMPA") counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of commodities, the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks, the estimation of future production from mineral stream interests owned by Wheaton (the "Mining Operations") (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at Mining Operations, the ability of Wheaton's PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton's PMPA counterparties) and the potential impacts of such on Wheaton, the costs of future production, the estimation of produced but not yet delivered ounces, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, future payments by the Company in accordance with PMPAs, including any acceleration of payments, projected increases to Wheaton's production and cash flow profile, projected changes to Wheaton's production mix, the ability of Wheaton's PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company's business structure, the Company's assessment of taxes payable and the impact of the Canada Revenue Agency ("CRA") Settlement for years subsequent to 2010, possible audits for taxation years subsequent to 2015, the Company's intention to file future tax returns in a manner consistent with the CRA Settlement, and assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including (without limitation) risks associated with fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all), the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and relying on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton's interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings, assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company's facts or change in law or jurisprudence), potential implementation of a 15% global minimum tax, counterparty credit and liquidity, mine operator concentration, indebtedness and guarantees, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations and climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2020 and Form 6-K filed March 11, 2021 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed and achieve their stated production estimates, that the mineral reserve and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton's application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward–looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

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SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/February2022/07/c8143.html

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 07:00e 07-FEB-22